Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108644

        $150,000,000

FEI COMPANY

Zero Coupon Convertible Subordinated Notes due June 15, 2023, First Putable on June 15, 2008,
and the Shares of Common Stock Issuable Upon Conversion of the Notes

        This prospectus supplement supplements the prospectus dated October 2, 2003, as supplemented on October 27, 2003, November 19, 2003 and December 5, 2003, of FEI Company relating to the resale from time to time by selling securityholders of our zero coupon convertible subordinated notes due June 15, 2023, first putable on June 15, 2008, held by certain securityholders and the shares of our common stock issuable upon conversion of the notes. This prospectus supplement should be read in conjunction with the prospectus, as supplemented, and this prospectus supplement is qualified by reference to the prospectus, as supplemented, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus, as supplemented.

        The securities offered in the prospectus involve a high degree of risk. You should carefully consider the section titled "Risk Factors" beginning on page 4 of the prospectus in determining whether to purchase FEI Company zero coupon convertible subordinated notes due June 15, 2003, first putable on June 15, 2008, and the shares of common stock issuable upon conversion of the notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

        The table captioned "Selling Securityholders" commencing on page 48 of the Prospectus is hereby amended to reflect the following additions:

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (%)
Deephaven Domestic Convertible Trading Ltd	986,000	*	36,340	*
Geode U.S. Convertible Arbitrage Fund, a series of Geode Investors, LLC	2,000,000	1.3	73,713	*
Highbridge International LLC	9,500,000	6.3	350,140	1.1

*
Less than 1%

(1)
Assumes conversion of all of the holder's notes at the initial conversion price of $27.132 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes—Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

The date of this prospectus supplement is January 13, 2004.